March 30, 2005	Exhibit 2

Mr. Cary T. Fu
Chief Executive Officer and President
Benchmark Electronics, Inc.
3000 Technology Drive
Angleton, TX 77515

Dear Cary:

We have spent a considerable amount of time analyzing our investment in Benchmark. As a major long term shareholder we find it frustrating that you and your management team have done such an excellent job operationally without a corresponding level of benefit in the stock market valuation of the company. The attached presentation for your board’s consideration presents our analysis and findings. Major highlights are:

1)	Taking into account customer requirements for a strong balance sheet as well as Benchmark’s need to fund expansion in China, Benchmark still has significant excess liquidity;

2)	Benchmark is significantly undervalued, by up to 60%+ depending on the valuation framework on which one focuses;

3)	Special dividends are more attractive than buyback programs, particularly for a small cap issuer like Benchmark;

4)	In today’s market it is no longer a negative for technology oriented companies to repatriate cash (e.g. Microsoft, Qualcomm, etc.); and

5)	Although Benchmark’s financeability and optimal capital structure could support a dividend as high as $15 per share, we are recommending a special dividend of $8 per share.

We would welcome the opportunity to discuss your questions and reactions. If you would like us to present this to your board then please let us know. We believe that this simple corporate action could lead to a near term appreciation of 15% to 20% and provide ongoing benefits to Benchmark’s customers, employees and shareholders in the form of a stronger stock well into the future.

Regards,

Clay Lifflander
President

Encl.

Cc:	Board of Directors Gayla J. Delly, CFO

BENCHMARK ELECTRONICS, INC. PRESENTATION TO THE BOARD OF DIRECTORS OPTIMIZING SHAREHOLDER VALUE BY MMI INVESTMENTS, L.P. MARCH 30th, 2005

TABLE OF CONTENTS Page Executive Summary 3 Benchmark Electronics, Inc. Achievements 4 Valuation Shortfall 5 Cash & Liquidity Analysis 6 Liquidity Sources & Uses 7 Repatriation Scenarios 8 Dividends Versus Buybacks 9 Summary 10 Conclusion 11 Notes & Appendices 12 This Presentation is intended only for the use of the Board of Directors of Benchmark Electronics. In our analysis of Benchmark in this Presentation, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was available to us from public sources. We have not made any independent evaluation or appraisal of the assets or liabilities of Benchmark. This Presentation reflects our best current judgment and reflects assumptions we believe to be reasonable. However, it does not comprehensively state those assumptions, nor does it state the risks and uncertainties to which our analysis are subject. The forward-looking information and analysis included in this Presentation are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable. We believe that our analysis must be considered as a whole. Our views are necessarily based on economic, market, financial and other conditions as they existed, and on the information publicly available to us, as we prepared this Presentation.

EXECUTIVE SUMMARY MMI Investments, L.P. (MMI) is Benchmark Electronics, Inc.'s (BHE) second largest shareholder MMI seeks long-term appreciation on its BHE investment BHE successful operating initiatives: Sun concentration decline 2000-2004: (39.8%), from 51.2% to 30.8%1 Leading operating margins: 4.6%, more than twice the EMS industry average1 Leading return on invested capital: 19.1%, more than twice EMS industry average1 Strong investor relations effort by accessible management team Despite this, we believe BHE remains undervalued: BHE is undervalued relative to its peers in an already out-of-favor industry BHE's small capitalization precludes it from consideration by many large investors BHE's Sun concentration, though significantly reduced, continues to trouble investors We are concerned that BHE's cash balance may create the perception that BHE either does not prioritize shareholder value or plans to acquire recklessly REPATRIATING SIGNIFICANT CASH WOULD INCREASE SHAREHOLDER VALUE WITHOUT JEOPARDIZING GROWTH OR CUSTOMER CONFIDENCE

BHE ACHIEVEMENTS Leading ROIC: 19.1% vs. EMS industry mean at 6.4%1 Organic Revenue Growth: 16.2% CAGR vs. (8.7%) for industry since 2001, despite recession & downturn in electronics2 EBIT Margin: 4.6% vs. industry mean of 2.2%1 Decreased Sun Concentration: (39.8%) from 2002-20041 Ex-Sun Growth: 31.9% CAGR from 2002-20041 Net Cash Generation: $604.9mm from 2000-20043 M&A Selectivity: 1 deal, $207.3mm in revenue since 2001, despite the EMS industry consolidation wave and resultant overcapacity1

VALUATION SHORTFALL INTRINSIC BASIS Discounted Cash Flow: suggests per share value of $38-$45 4 Precedent Transactions: EBITDA multiples imply $46-$50 5 LBO Valuation: Could be taken private at a 20%+ premium6 Wall Street Research: The average of published price targets is $39, a 27% premium to the current price7 RELATIVE BASIS Peer Earnings: 2%-42% discount to mean P/E & EBITDA multiples8 Historical Forward P/E: 25% discount to BHE 5-yr multiple9 Historical EV/EBITDA: 12% discount to BHE 5-yr multiple9 Market Multiple: 32% discount to forward P/E of the Russell 2000 7

CASH & LIQUIDITY ANALYSIS10 BHE'S CASH FLOW HAS BEEN STRONG & STABLE

LIQUIDITY SOURCES & USES ($ in millions) Cash Balance 12/31/04: $367 Free Cash Flow Estimate 12/04-12/0511: $49 Possible Capacity Expansion Scenarios Acquisition Activity: ($150) Greenfield Chinese Plant Construction: ($50) Capacity Expansion Income/(loss): $5 $0 Net Cash Estimate 12/31/05: $270 - $366 Available Revolver: $229 Net Liquidity Estimate 12/31/05: $499 - $595

REPATRIATION SCENARIOS SIGNIFICANT CASH REPATRIATION AND SHAREHOLDER VALUE ACCRETION CAN BE ACCOMPLISHED ALONGSIDE AGGRESSIVE CORPORATE DEVELOPMENT Academic cap structure optimization models prescribe 2.4x Debt/ EBITDA for BHE, or total available cash above $15 per share12 MMI's recommendation is more conservative: Zero Leverage $50mm-$150mm in capacity expansion Remaining net cash of $0-$25mm

DIVIDEND VERSUS BUY-BACK? Tax-Equivalency: Dividend tax rates have created parity CFO Distraction: buy-backs place ongoing demands on management to time open-market repurchases, a special dividend is a one-time event Execution: "Estimated [buy-back] program completion rates range between 53 and 72 percent of announced levels."14 Transparency: Special dividends are completely transparent and executed on an announced schedule. Buy-backs are typically disclosed after the fact, only quarterly, and have an open-ended timeframe. Float: Buy-backs are not appropriate for small-cap issuers and would reduce BHE's already small float Expectations: "Firms can disgorge temporary cash flows without committing to a permanent increase...The "special" designation tells the shareholders that repetition should not be expected."15 Growth Perception: The following leading technology companies have initiated special or recurring dividends in the last two years - Microsoft, KLA-Tencor, Qualcomm, Intersil, Applied Materials, National Instruments, Cognex and Certegy1

SUMMARY BHE has industry leading performance, yet lagging valuation BHE's cash generation has been consistently strong, and increasingly underutilized BHE can fund extraordinary capacity development, retain customer confidence in its liquidity and still create 14.4%-21.5%13 shareholder value accretion with a special dividend of $245.4mm-$365.5mm Common sense and the academic press agree that special dividends provide major advantages over buy-backs to both shareholders and management14,15 WE BELIEVE THAT A SPECIAL DIVIDEND WILL REWARD SHAREHOLDERS, IMPROVING BHE'S ACCESS TO CAPITAL MARKETS AND THE EFFECTIVENESS OF ITS STOCK-BASED COMPENSATION

CONCLUSION This corporate action will: Retain $50mm-$150mm for expansion in Asia Retain $228-$253mm of net available liquidity Assume no incremental leverage We conclude that this corporate action should: Signal confidence to employees, shareholders & customers Generate shareholder value accretion of 14.4% to 21.5%13 MMI PROPOSES THAT THE BHE BOARD OF DIRECTORS DECLARE A SPECIAL DIVIDEND OF $8 PER SHARE

NOTES & APPENDICES

NOTES Publicly available SEC filings Banc of America research analyst Scott Craig's models Includes $110.3mm from a 2002 stock offering See Appendix, slide 15: Discounted Cash Flow Model See Appendix, slide 17: Precedent Transactions MMI analysis Bloomberg L.P. Publicly available SEC filings and Wall Street estimates FactSet Research Systems, Inc. Publicly available filings, Wall Street and MMI estimates MMI estimate based in part on public information provided by Benchmark

NOTES NYU Business School Professor Damodaran's Model Optimal Capital Structures Using Cost of Capital Approach. http://pages.stern.nyu.edu/~adamodar/. See Appendix page 18 Up to the dividend record date William W. Bratton, The New Dividend Puzzle, Georgetown University Law Center, Business, Economics and Regulatory Policy Working Paper No. 535462 (April, 2004); Murali Jagannathan, Clifford P. Stephens & Michael Weisbach, Financial Flexibility & the Choice Between Dividends and Stock Repurchases, 57 Journal of Financial Economics 355, 357 (2000) Ibid; James A. Brickley, Shareholder Wealth, Information Signaling and The Specially Designated Dividend: An Empirical Study, 12 Journal of Financial Economics 187 (1983)

DISCOUNTED CASH FLOW MODEL

EMS INDUSTRY PEER GROUP

PRECEDENT TRANSACTIONS

ACADEMIC CAP STRUCTURE OPTIMIZATION MODEL